UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69290 / April 4, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15217

In the Matter of	:	
	:	
MY COMPLETE CARE, INC.,	:	ORDER MAKING FINDINGS
NEW MIDWEST CO., LLC,	:	AND REVOKING
NRG, INC.,	:	REGISTRATIONS OF FIVE
NUGENT AEROSPACE, INC.,	:	RESPONDENTS BY DEFAULT
OTTER TAIL AG ENTERPRISES, LLC,	:	
RAINES LENDERS LP, and	:	
SADHANA EQUITY INVESTMENT, INC.	:	

        The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Proceedings (OIP) on February 26, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondents New Midwest Co., LLC (New Midwest), NRG, Inc. (NRG), Nugent Aerospace, Inc. (Nugent Aerospace), Otter Tail Ag Enterprises, LLC (Otter Tail), and Sadhana Equity Investment, Inc. (Sadhana Equity) (collectively, Respondents), repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

        The Office of the Secretary and the Division of Enforcement have provided evidence that Respondents were served with the OIP by March 5, 2013, in accordance with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. Answers to the OIP were due within ten days of service, or by March 18, 2013. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). On March 20, 2013, Respondents were ordered to show cause, by April 1, 2013, why the registrations of their securities should not be revoked by default. See 17 C.F.R. §§ 201.155(a), .220(f). To date, Respondents have not filed Answers or responded to the Order to Show Cause.

        Respondents are in default for failing to file an Answer, respond to the Order to Show Cause, or otherwise defend the proceeding. See C.F.R. §§ 201.155(a), .220(f). Accordingly, as

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[1] Respondents My Complete Care, Inc., and Raines Lenders LP settled with the Commission and are no longer parties to this proceeding. See My Complete Care, Inc., Exchange Act Release Nos. 69170 (Mar. 19, 2013), 69282 (Apr. 3, 2013).

authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

New Midwest, Central Index Key (CIK) No. 1271285, is a canceled Delaware limited liability company located in Renville, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). New Midwest is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 2009, which reported a net loss of over $12.3 million for the prior nine months.

NRG, CIK No. 73225, is a void Delaware corporation located in Lincolnwood, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NRG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2004, which reported a net loss of $7,250 for the prior three months.

Nugent Aerospace, CIK No. 1439802, is a dissolved Florida corporation located in Charlotte, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Nugent Aerospace is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $13,000 for the prior nine months.

Otter Tail, CIK No. 1425319, is a Minnesota limited liability company located in Fergus Falls, Minnesota, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Otter Tail is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010, which reported a net loss of over $852,000 for the prior three months. On October 30, 2009, Otter Tail filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Minnesota, and the case was closed on April 2, 2012.

Sadhana Equity, CIK No. 1369141, is a dissolved Florida corporation located in Myakka City, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sadhana Equity is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2010, which reported a net loss of $1,750 for the prior three months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under

Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

As a result of the foregoing, Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of the registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the registered securities of New Midwest Co., LLC, NRG, Inc., Nugent Aerospace, Inc., Otter Tail Ag Enterprises, LLC, and Sadhana Equity Investment, Inc., is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge